Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

May 3, 2011

Max A. Webb
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asia Entertainment & Resources Ltd.
Post-Effective Amendment No. 4 on Form F-3 to
Registration Statement on Form F-1
Filed April 8, 2011
File No. 333-166860

Dear Mr. Webb:

On behalf of our client, Asia Entertainment & Resources Ltd., a Cayman Islands company (including its subsidiaries unless the context indicates otherwise, the “Company”), we hereby provide responses to comments issued in a letter dated April 22, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Contemporaneously, we are filing an amended Registration Statement on Form F-3 for the Company (the “Amended F-3”) reflecting the responses of the Company.

In order to facilitate the review by the Securities and Commission’s staff (the “Staff”) of the Amended F-3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-3.

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Los Angeles    New York    Chicago    Nashville   Washington, DC   Beijing    www.loeb.com

A limited liability partnership including professional corporations

Max A. Webb Securities and Exchange Commission May 3, 2011 Page 2

Selected Financial Data, Page 4

1.
Refer to the pro forma financial information presented at the bottom of page 6. Pro forma income statement results should be provided for only the most recent fiscal year pursuant to Rule 11-02(c)(2)(i) of Regulation S-X. Please delete the presentations for fiscal 2009 and 2008.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 6 of the Amended F-3 to delete the presentations for fiscal 2009 and 2008.

Recent Developments, page 7

2.	Please file executed copies of agreements for the transactions described in this section with the next amendment.

COMPANY RESPONSE: Executed copies of the agreements for the transactions described under “Recent Developments” have been filed with the Amended F-3.

Risk Factors, page 12

Macau’s infrastructure may limit, page 21

3.
Refer to your discussion of AGRL’s VIP gaming promoters on page 15. We note the revisions you have made in response to our prior comment 7. However, please expand your narrative to specifically state that your VIP gaming promoters are subject to the risk they may have a material weakness regarding their ability to prepare financial statements in accordance with U.S. GAAP.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 15 of the Amended F-3.

4.
We note that your intangible assets, including goodwill, amount to approximately 88% of your shareholders’ equity balance as of December 31, 2010. We believe that it would be appropriate to address this relationship and the related risks of same in your disclosure of Risk Factors. Please expand your disclosure accordingly or advise as to why you do not believe that such disclosure is required.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 16 and 17 of the Amended F-3.

5.
We note your response to our prior comment 10 and your revision on page 21. Please refrain from referring to compound growth rates, as it appears that these represent 2 discrete snapshots in time but do not show trends or events during the remaining period.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 21 of the Amended F-3.

Max A. Webb Securities and Exchange Commission May 3, 2011 Page 3

MD&A

Year ended December 31, 2010 Compared to Year ended December 31, 2009, page 55

6.
Refer to the comparative table at the top of the page. GAAP and non-GAAP financial measures should not be commingled. Please place any non-GAAP measures that you elect to present in a separately labeled section of the table that follows your presentation of financial information prepared in accordance with GAAP. We refer to the measure “Rolling Chip Turnover” as well as any line - items that refer to Income “before Amortization.” Our comment applies to the comparative tables at the top of page 57 and on page 58 as well.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 58, 61, and 63 of the Amended F-3.

7.
In addition, if you elect to present any non-GAAP measures based upon Income “before Amortization,” you must also include a comparable GAAP based measure and/or computation in the GAAP section of the income statement. Explain, in the filing, what each non-GAAP measure represents and why you believe it is useful to investors. We may have further comments upon review of the revised disclosures.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to remove references to income "before amortization" in the Amended F-3.

8.
In the first narrative paragraph of this section, you set forth five reasons why rolling chip turnover increased in fiscal 2010. To the extent practicable, please quantify the impact of each of the five reasons upon revenue in fiscal 2010.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 58 and 59 of the Amended F-3.

9.
Refer to your discussion of sales, general and administrative expenses on page 56. Please separately quantify (in dollar terms) the impact of the increase in administrative overhead as a public company, the increase in professional expenses and the impact of the acquisition of King’s gaming on this income statement line item.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 60 of the Amended F-3.

10.
Your discussion of “income” on page 56, should be prepared after deduction of amortization. We will not object if you wish to quantify the impact of amortization on income for 2010. However, your discussion should based upon a GAAP measure. In addition, please quantify in dollar terms (to the extent practicable) the impact upon income of each of the five factors that you identify in your narrative.

COMPANY RESPONSE: COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 60 of the Amended F-3.

Max A. Webb Securities and Exchange Commission May 3, 2011 Page 4

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 57

11.
Refer to your discussion of revenue from VIP gaming promotion. Please separately quantify the dollar impact of the relocation to the MGM hotel and casino and the dollar impact of the increase of gaming tables at the Grand Waldo upon revenue in fiscal 2009.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 61 of the Amended F-3.

Beneficial Ownership of Securities, page 80

12.
We note your response to our prior comment 14. Please provide us with your analysis as to whether the affiliates of Spring Fortune or the recipients of shares issued pursuant to the Kings Gaming Purchase Agreement are a “group” for purposes of Section 13(d)(3) of the Securities Act.

COMPANY RESPONSE: The Company has advised us that neither the affiliates of Spring Fortune Investment Ltd (“Spring Fortune”) nor the recipients of shares issued pursuant to the King’s Gaming Purchase Agreement are colleagues, or family members, and that no voting agreements, formal or informal, have been entered into between or among either the affiliates of Spring Fortune or the recipients of shares issued pursuant to the King’s Gaming Purchase Agreement. Therefore, none of such persons share voting or dispositive power with any other person and should not be considered a “group” for purposes of 13(d)(3) of the Securities Act of 1933, as amended.

Financial Statements
Asia Entertainment & Resources Ltd.
Consolidated and Combined Statements of Operations, page FS-5

13.
Amortization of intangible assets is an operating expense and should be classified as such. Subtotals such as “Net Income (Loss) . . . before amortization” are not in accordance with GAAP. Please revise your presentation accordingly. Our comment applies to the Statement of Operations Data on page 5 and to any other presentations throughout the filing.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 5, 10, and FS-5 of the Amended F-3.

Max A. Webb Securities and Exchange Commission May 3, 2011 Page 5

Note 2. Summary of Significant Accounting Policies
VIP Gaming Room Cage and Marker Accounting, page FS-13

14.
Refer to the final paragraph on page FS-13. We assume that comparable disclosures are presented under Risk Factors. Please tell us the location of this disclosure. Alternatively, if our assumption is not correct, please expand your risk factor disclosures to provide appropriate disclosures.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 17 of the Amended F-3.

Note 9. Acquisition of King’s Gaming Promotion Limited, page FS-22

15.
Please expand your disclosures to more completely address the primary reasons for the business combination (ASC 805-10-50-2-d) and to provide a detailed quantitative description of the factors that make up the goodwill recognized (ASC 805-30-50-1-a).

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page FS-24 of the Amended F-3.

16.
Refer to the pro forma financial information at the bottom of page FS-24. Please confine your pro forma presentation to the years ended December 31, 2010 and 2009 as contemplated by ASC 805-10-50-2-h-3. In this regard, we assume that the initial accounting for the combination is complete. If our assumption is not correct, please provide the disclosures required by ASC 805-10-50-6.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page FS-25 of the Amended F-3.

17.
We note that you consider substantially all of the contingent consideration to be part of the exchange transaction. Please discuss the consideration given to the possibility that the contingent payments may constitute a form of additional compensation to/or profit sharing with the sellers. Address, in detail, the indicators set forth in ASC 805-10-55-25 in your response.

COMPANY RESPONSE: Management has assessed the following indicators from ASC 805-10-55-25 in its consideration of the possibility that contingent payments as a result of the acquisition of King's Gaming Promotion Limited (“King’s Gaming”) may constitute a form of additional compensation to/or profit sharing with the sellers:

a.
Continuing employment. Employment of the sellers is not a condition of the profit interest agreement.  Continuing employment is not a factor in payment of contingent consideration and is not an indicator of additional compensation to or profit sharing with the seller.

b.
Duration of continuing employment. The two sellers of King's Gaming entered into five year employment agreements with the Company.  The period of contingent payments is for a period of 10 years from the date of the acquisition.  The period of contingent payment exceeds the employment period and is not an indicator of additional compensation to or profit sharing with the seller.

Max A. Webb Securities and Exchange Commission May 3, 2011 Page 6

c.
Level of compensation. Each seller earns a salary of $57,600 per year, which is comparable to other employee salaries with similar responsibilities. The level of compensation is not an indicator of additional compensation to or profit sharing with the seller.

d.	Incremental payments. This factor is not applicable, as the shareholders are employees.

e.
Number of shares owned. The two sellers of King's Gaming are employees; however, their positions are to manage the operations and to utilize and expand their network of agents and collaborators.  The contingent consideration is not dependent upon their continued employment.  The number of shares owned is not an indicator of additional compensation to or profit sharing with the seller.

f.
Linkage to the valuation. The initial consideration transferred at the acquisition date is based upon the low end of the range established in the valuation of King's Gaming and the contingent formula relates to the valuation approach.  Linkage to the valuation is not an indicator of additional compensation to or profit sharing with the seller.

g.
Formula for determining consideration. The formula for determining consideration is based upon reaching certain gross profit targets and that formula is intended to establish the fair value of King's Gaming.  The formula for determining consideration is not an indicator of additional compensation to or profit sharing with the seller.

h.
Other agreements and issues. As part of the profit interest agreement, the sellers have agreed to non-compete clauses and a personal guaranty of markers for their network of agents and collaborators.  The non-compete clause extends through the period of the contingent payment arrangements and the personal guaranty extends through six months after the expiration of the employment agreement.  The fair value of these clauses are being amortized and expensed based upon their estimated lives of 12.2 years and 5.5 years, respectively.  The other agreements and issues are not indicators of additional compensation to or profit sharing with the seller.

Note 12. Segment and Geographic Information, page FS-28

18.	Please expand your narrative disclosure to explain why there was no operation in Jeju in fiscal 2010 and to explain whether, when and under what conditions you expect operations to resume there.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page FS-29 of the Amended F-3.

Max A. Webb Securities and Exchange Commission May 3, 2011 Page 7

King’s Gaming Promotion Limited
Note 1 — Organization and Business of the Company, page FS-34

19.
Refer to “Recent Events” under this heading. We understand that the profit interest agreement was actually entered into on November 10, 2010. If our understanding is correct, please update the financial statements of King’s Gaming Promotion Limited for the quarter ended September 30, 2010. Statements of income and cash flows should be provided for the corresponding period of the previous year as well. The interim statements may be unaudited and should be presented in accordance with Article 10-01 of Regulation S-X.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on beginning on page FS-30 of the Amended F-3 to include unaudited financial statements as of September 30, 2010 and for the nine month periods ended September 30, 2010 and 2009.

20.
Refer to “Accounts Receivable and Concentration of Credit Risk” on page FS-35. You state that, accounts receivable were due from one casino operator as of June 30, 2010, December 31, 2009 and 2008. However, no accounts receivable appear on the face of your balance sheet as of June 30, 2010 and December 31, 2009. Please advise.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to the Amended F-3 to remove reference to accounts receivable during periods in which there are no accounts receivable.

21.
In this regard, the apparent absence of any receivables balances as of the above referenced dates, as well as the absence of any accounts payable balance at June 30, 2010, does not appear to be consistent with the concept of an operating business in your industry. The combined financial statements of the other promoter companies all present such balances. Please explain, supplementally and in detail, the absence of such basic accounts. We may have further comments upon review of your response.

COMPANY RESPONSE: The apparent absence of any receivables balance as of June 30, 2010 and December 31, 2009 is due to the casino operator settling the outstanding balance immediately by payment of non-negotiable chips into the VIP room cage on June 30, 2010 and December 31, 2009 respectively. This is a common practice of casino operators and is used to assist the promoter companies in increasing their cash flows and hence their liquidity by settling the outstanding balance immediately by payment of non-negotiable chips on the period ended date. The promoter companies are not required to wait additional days for payments to clear the bank. The immediate availability of non-negotiable chips results in higher rolling chips turnover.  Prior to the acquisition of King’s Gaming, the cage, which functions as a financial vehicle between the casino and the VIP gaming promoter and is where cash, non-negotiable and cash chips transactions and extension of credit occur, was operated by the owners of King’s Gaming.  Subsequent to the transaction (as with our other promoter companies), the Company assumed control over the cage operations.  As a public company, the Company’s receivables are not settled directly at our cage, but through payments to the Company’s bank accounts.

Max A. Webb Securities and Exchange Commission May 3, 2011 Page 8

The absence of any line of credit payable (renamed from accounts payable) at June 30, 2010 is because the line of credit had been settled before the period ended date. Rather than through a line of credit, the casino operator agreed to settle payments of accounts receivable directly with the cage as of the end of each month to allow for increased cash flow and hence the liquidity of King's Gaming.

Change in Certifying Accountant, page 98

22.
You state, in the first paragraph of this disclosure, that the dismissal was approved “in connection with the acquisition.” Please specifically identify the approving group. Please see Item (a)(1)(iii) of Item 304 of Regulation S-K for guidance.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 103 of the Amended F-3.

23.	The letter filed in Exhibit 16.1 refers to an amendment dated April 7, 2011. However, the amendment was actually filed on April 8, 2011. Please revise for clarity.

COMPANY RESPONSE: Exhibit 16.1 has been amended to refer to the amendment dated April 8, 2011.

Experts, page 99

24.	Please update this disclosure to address the financial statements of King’s Gaming Promotion Limited.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 104 of the Amended F-3.

General

25.	Updated accountants’ consents should be included in any amendment to the filing. Each accounting firm should also consent to the reference under “Independent Auditors” on page 67.

COMPANY RESPONSE: The Company acknowledges that updated consents should be included with any amendment to the Registration Statement. The accountants’ consents filed in connection with the Amended F-3 also consent to the reference under “Independent Auditors.”

Max A. Webb Securities and Exchange Commission May 3, 2011 Page 9

26.	A consent is required with respect to the financial statements of King’s Gaming Promotion Limited.

COMPANY RESPONSE: A consent with respect to the financial statements of King’s Gaming Promotion Limited has been filed in connection with the Amended F-3.

[Signature Page Follows]

Max A. Webb Securities and Exchange Commission May 3, 2011 Page 10

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP